Exhibit 99.1
Rediff.Com Reports Results for the 4th Quarter and Fiscal Year Ended March 31, 2009
Mumbai, India, May 26, 2009.
“The continuing economic slowdown in the travel, jobs, matrimonial, shopping, consumer finance and real estate sectors in India continued to affect online advertising revenues, in particular revenues from other online companies in these industries. These developments are reflected in our financial results for this quarter and fiscal year ended March 31, 2009, in lower revenues (and consequent lower gross margins). Our revenue numbers for the quarter were also adversely impacted by a 25% year on year average depreciation of the Indian Rupee vis-à-vis the US dollar” said Ajit Balakrishnan, Chairman and CEO, Rediff.com.
“The quarter and fiscal year end results also include a non-cash goodwill and intangible asset impairment charge of $6.9 million. This primarily relates to an impairment of goodwill arising from our acquisition of the print newspaper “India Abroad” in the United States in 2001. The charge does not impact our cash or liquidity position. At the end of the quarter and fiscal year ended March 31, 2009 our cash and cash equivalents stood at around $45.6 million. In Rupee terms, the figure was Rs. 2.3 billion, an increase of 2% compared to the beginning of the quarter.”
There is a growing consumer resistance to intrusive advertising online, a user preference for simplicity in navigation, the increasing use of the social graph in discovering content and friends and the emergence of mobile phones as an internet access device. You will see our response to these consumer trends in our new international website at the address http://us.rediff.com.
These and other initiatives will likely require us to increase our investments in product development and brand building. As a result of this, we expect an increase in our operating expenses from current levels by an average of about $1.0 to 1.5 million per quarter over the next three to four quarters. We also expect to suffer some revenue loss in the short run from eliminating ads on our international website’s home page. We believe we need to do this to improve user experience.
Further details of Rediff.com’s results for the fourth quarter and fiscal year ended March 31, 2009 are appended in tabular form to this press release. A script of the earnings result conference call held on May 26, 2009 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.
Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “estimate,” “project,” “anticipate,” “continue” or similar terms, variations of those terms or the negative of those terms. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology related risks, legal and regulatory policies, managing risks associated with customer products and the wide spread acceptance of the Internet. Readers should carefully review the risk factors and any other cautionary statements contained in Rediff’s Annual Report on Form 20-F, as well as other risks detailed in other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update or revise any forward-looking statements that may be made from time to time by it or on its behalf, whether as a result of new information, future events or otherwise.
TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2009
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended March 31		Year ended March 31
	2009	2008	2009	2008
Revenues
India Online	3.43	7.18	19.71	23.65
US Publishing	1.06	1.88	5.72	8.60
Total Revenues	4.49	9.06	25.43	32.25

Cost of Revenues	(1.34)	(1.53)	(6.31)	(6.00)

Gross Margin	3.15	7.53	19.12	26.25
Gross Margin %	70%	83%	75%	81%

Operating Expenses *	(4.63)	(6.12)	(20.58)	(21.86)

Operating EBITDA	(1.48)	1.41	(1.46)	4.39

Depreciation / Amortization	(1.39)	(1.68)	(6.25)	(5.90)

Interest Income	1.11	1.33	4.51	5.51

Other Income	—	—	0.04	1.95

Goodwill and other impairments	(6.91)	—	(8.02)	—

Foreign Exchange gain/ (loss)	(0.10)	0.06	0.09	(0.60)

Equity in net loss of equity method investee	(0.08)	—	(0.13)	—

Net (loss)/ income before income taxes	(8.85)	1.12	(11.22)	5.35

Tax	(0.01)	(0.22)	(0.04)	(0.43)

Net (loss) / income	(8.86)	0.90	(11.26)	4.92

Net (loss) / income per ADS (in US dollars)	(0.303)	0.031	(0.385)	0.168

Net (loss) / income per ADS (in US dollars) diluted	(0.303)	0.030	(0.385)	0.166

Weighted average ADS Outstanding (in millions)	29.23	29.23	29.23	29.21

* Stock based Compensation included in operating expenses.	0.19	0.60	1.16	1.88

Notes
•	Each ADS represents one half of an equity share.
•	The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.
Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to discontinued capital projects, property plant and equipment, intangibles and goodwill are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).
Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2009
(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2009	2008	2009	2008
Operating EBITDA (Non GAAP)	(1.48)	1.41	(1.46)	4.39

Depreciation / Amortization	(1.39)	(1.68)	(6.25)	(5.90)

Interest Income	1.11	1.33	4.51	5.51

Other Income	—	—	0.04	1.95

Goodwill and other impairment	(6.91)	—	(8.02)	—

Foreign Exchange gain/ (loss)	(0.10)	0.06	0.09	(0.60)

Equity in net loss of equity method investee	(0.08)	—	(0.13)	—

Net (loss) / income before income taxes	(8.85)	1.12	(11.22)	5.35

Tax	(0.01)	(0.22)	(0.04)	(0.43)

Net (loss) / income (GAAP)	(8.86)	0.90	(11.26)	4.92
Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2009
(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2009	2008	2009	2008
Operating Expenses (GAAP)	6.02	7.80	26.83	27.76

Depreciation/Amortization	(1.39)	(1.68)	(6.25)	(5.90)

Operating Expense (Non-GAAP)	4.63	6.12	20.58	21.86
For further details contact:
Mandar Narvekar
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 138
Fax.: +91-22-2444-6837